UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Quadrant Biosciences Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3417864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

505 Irving Avenue, Suite 3100AB

Syracuse, New York

(Full mailing address of principal executive offices)

(315) 614-2325

(Issuer’s telephone number, including area code)

In this report, the terms “Quadrant”, “the company”, “we”, “us” and “our” refer to Quadrant Biosciences Inc. and its consolidated subsidiaries.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

Overview

The company was incorporated in Delaware on March 13, 2015 as Motion Intelligence Inc. On August 6, 2015, Motion Intelligence LLC, a New York limited liability company merged into Motion Intelligence Inc. The company changed its name to Quadrant Biosciences Inc. on September 7, 2017.

Quadrant Biosciences Inc. is a healthcare company dedicated to improving the lives of children and families by delivering innovative diagnostic, therapeutic, and virtual care solutions for global health priorities.

Quadrant is comprised of five business units:

●	As You Are. As You Are (“AYA”) is a virtual pediatric clinic which provides autism diagnostic evaluations for children 16 months to 10 years of age through telehealth appointments. AYA conducts business through two wholly-owned subsidiaries of Quadrant, Quadrant Medical Staffing LLC and Quadrant Virtual Care Management LLC; Quadrant Virtual Care Management LLC provides management services to As You Are Physicians P.C., which employs physicians and leases those physicians to the billing entities, which along with As You Are Physicians P.C. are variable interest entities. As of the date hereof, AYA provides pediatric evaluation services to patients in 43 states, representing over 87% of the US pediatric population.

●	Quadrant Laboratories. Quadrant Laboratories (“QLabs”) engages in the research, development and commercialization of molecular diagnostics for certain public health priorities, including Autism Spectrum Disorder (“ASD”), mild-traumatic brain injuries (“mTBI”), Parkinson’s Disease (“PD”) and others. QLabs conducts business through Quadrant’s wholly-owned subsidiary, Quadrant Laboratories LLC. Quadrant Laboratories LLC is authorized to perform clinical genetic and virology testing in all 50 states. Additionally, QLabs has created one of the world’s largest human specimen biobanks and related data repository (see “Trends” below).

●	Quadrant Wastewater Solutions. Quadrant Wastewater Solutions (“QWS”) provides communities throughout the northeastern United States and the New York State Department of Health (“NYSDOH”) with weekly wastewater surveillance reporting on the presence and relative abundance of the SARS-CoV-2 virus in wastewater sampled from municipal treatment facilities; additionally, QWS facilitates testing for other human pathogens. QWS conducts business through Quadrant’s wholly-owned subsidiary Quadrant Viral Testing LLC.

●	Frazier Behavioral Health. Frazier Behavioral Health (“FBH”) delivers individualized therapy for neurodiverse children and adults with behavioral, social, communication, daily living, and educational deficits. FBH conducts business through Quadrant’s wholly-owned subsidiary, Frazier Behavioral Health LLC.

●	Autism Analytica. Autism Analytica (“AA”) develops commercial software designed to facilitate the early identification of children on the autism spectrum, predict the type and frequency of services needed, and monitor a child’s progress through treatment over time. Further, AA’s software is designed to facilitate the behavioral health industry’s transition from “fee-for-service” to “value-based-care” billing models. AA conducts business through Quadrant’s wholly-owned subsidiary, Autism Analytica LLC.

The company was founded to improve the lives of children and families through the development of more accurate and timely clinical solutions for certain global health priorities, most recently focusing on pediatric developmental delays, including Autism Spectrum Disorder (“ASD”). In addition, the company is actively engaged in proprietary research and development efforts related to other chronic, degenerative and developmental diseases and disorders.

The company operates primarily in the United States. Markets served include healthcare, educational institutions, and laboratory services. In some cases, the company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Due to the pandemic in 2020, the company pivoted from its principal focus on the development and commercialization of epigenetic diagnostic tests and developed COVID-19 diagnostic products, including an individual diagnostic test for which it obtained a Food and Drug Administration (“FDA”) emergency use authorization (“EUA”) in September 2020. The Clarifi COVID-19 tests were all developed and validated in cooperation with SUNY Upstate Medical University.

Beginning in 2020 and continuing into 2022 the company derived predominately all its revenue from COVID-19 related products and services. At the peak of the COVID-19 pandemic, the company operated two CLIA/CLEP laboratories and opened 45 community test sites in conjunction with schools and counties in New York State. There were over 100,000 tests collected at these testing sites. In accordance with the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) these tests were billed to third-party insurers. Under the CARES Act if an individual is uninsured Quadrant billed and received reimbursement as administered through Health Resources and Services Administration (“HRSA”). HRSA stopped accepting claims for testing on March 22, 2022. Through the second quarter of 2022, the lab continued to process a lower volume of saliva based COVID-19 tests. Due to the reduced volumes, the company closed the lab located in Buffalo, New York in July 2022. The remaining lab has continued to perform saliva based COVID-19 testing at reduced volumes and will continue to do so for the foreseeable future given the uncertain trajectory of COVID-19 and the related public response. The area of testing that continues to be strong into 2023 and likely beyond is wastewater surveillance testing which the company performs for many communities across New York State. In addition to the COVID-19 testing, the company has expanded surveillance testing capabilities to include additional viruses, including Polio, Norovirus, Monkeypox, Hepatitis A, Flu A/B, and RSV. Additionally, in the first half of 2023, the company recognized revenue related to COVID-19 testing done in prior periods based on additional information received during the current period.

The company’s COVID-19 related work included the following:

●	Test Kits for CLIA Laboratory Use: Produced the “Clarifi COVID-19 Test Kit” a non-invasive and easy to administer saliva swab that determines the presence or absence of SARS-CoV-2 viral RNA. For the Clarifi COVID-19 Test Kit, the company received revenue both from the sale of the kits as well as product assembly services as such services are requested by its customers.

●	Clinical COVID-19 Screening and Diagnostic Testing: Through its CLIA/CLEP laboratory operations (described below), the company processed saliva specimens to identify individuals infected with the SARS-CoV-2 virus; the company’s clients include individuals, colleges/universities, K-12 schools, municipal and private employers. For individuals who are symptomatic or otherwise at risk of being infected, the company offered individual diagnostic testing services. For organizations, the company offers clinical screening services, generally utilizing a proprietary specimen pooling technology to reduce costs and minimize in-laboratory processing times. Clinical results are available electronically for tested individuals and their respective organizations. The company sold over 4 million saliva based COVID-19 tests.

●	Community/Municipal Wastewater Surveillance: Performed tests on municipal wastewater samples for SARS-CoV-2, principally in New York State.

For the cost of products sold, the company not only includes the materials and shipping costs related to the products but also royalty expenses related to its products. For 2022 and the first half of 2023 the royalty payments predominantly relate to the company’s exclusive license with The Research Foundation for The State University of New York for its COVID-19 products. Under the agreement  from January 1, 2022 – June 30, 2022 the company paid a royalty on Covid-19 related net sales at 8%. Beginning July 1, 2022 and through current the company began paying a royalty on net sales at 6%.

In conjunction with the existing laboratory services, in 2022, the company began dedicating resources to improving the lives of children and families by developing a plan to deliver innovative diagnostic, therapeutic and virtual care solutions for the diagnosis and treatment of ASD and other pediatric developmental conditions. In April 2022, through the acquisition of Frazier Behavioral Health LLC (“FBH”) the company began providing behavioral health services including therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with ASD and other developmental conditions (see “Trends” below).

Additionally, during 2022, Quadrant started building a virtual pediatric clinic focused on the clinical evaluation of children with developmental delays, including ASD. The virtual care clinic launched in August 2022, under the branding “As You Are” and provides autism diagnostic evaluations for children 16 months to 10 years of age through telehealth appointments; AYA’s diagnostic process is facilitated by its proprietary evidence-based medicine platform. At the time of the launch, the virtual clinic was able to serve patients in five states and has grown throughout 2023 and as of the date of this Report serves families in forty three states and plans to be in the remaining seven states (Arkansas, Hawaii, Illinois, Indiana, Kansas, North Carolina, and Oregon) and the District of Columbia before the end of 2023. AYA conducts business through two wholly-owned subsidiaries of Quadrant, Quadrant Medical Staffing LLC and Quadrant Virtual Care Management LLC; Quadrant Virtual Care Management LLC provides management services to As You Are Physicians P.C., which employs physicians and leases those physicians to the billing entities. Those billing entities include Quadrant CA Virtual Pediatric Medical Care, PC, Quadrant MI Virtual Care PC, Quadrant NJ Virtual Care PC, Quadrant PA Virtual Care PC, Quadrant TX Virtual Care PA, and Quadrant RI Virtual Care PC. These entities are consolidated in the company’s financial statements.

Also in the second half of 2022, the company, under the Autism Analytica business line, started developing commercial software designed to facilitate the evaluation of cognitive and behavioral functions in children, adolescents, and young adults with a broad range of neurodevelopmental and neurobehavioral challenges, including children without a specific neuropsychiatric diagnosis. One specific focus is to use information-report and webcam-collected measures to aid in the accurate early identification of children on the autism spectrum, predict the type and frequency of services needed, and monitor a child’s progress through treatment over time. Another specific focus is to measure a broad range of neurobehavioral functions that can be used to screen, monitor, and inform intervention strategies for children receiving psychosocial or medical interventions. AA’s commercial offerings include or are expected to include:

●	clinical decisions support software, inclusive of ten parent/caregiver-completed clinically validated, measures of a child’s strengths and challenges and the clinical compilation of these results (“Virtual IPM”).

●	an objective, webcam-collected set of measures which utilizes gaze tracking, automated facial expression coding, proprietary stimuli, and AI/machine-learning algorithms to objectively measure social attention and thereby augment clinical decision making relative to an ASD diagnosis (“Neuro IPM”).

●	a diagnostic aid which electronically delivers certain clinically-validated measures and, through the application of AI/machine-learning algorithms, produces a probability analysis intended to facilitate the clinical differentiation of ASD from other developmental delays in primary care and specialty care settings (“Autism IDx”).

AA software is designed for use by clinicians and behavioral health specialists for evaluating and monitoring developmental and intervention progress in children with a range of neurodevelopmental and neuropsychiatric challenges. The initial commercial launch of AA software commenced in June 2023 and was limited to Virtual IPM; Neuro IPM and Autism IDx are expected to be released in phases through the first half of 2024. The combination of Virtual IPM and Neuro IPM is the subject of a clinical trial sponsored by a subsidiary of a large US health insurance company.

Results of Operations

Six months ended June 30, 2023 Compared to Six months ended June 30, 2022

Net Revenues

The company’s revenues consist of revenue derived from testing services (saliva based COVID-19 testing and virtual telemedicine diagnostics), product sales (COVID-19 test kits and wastewater testing), behavioral health services, and grant revenues. The company’s total revenues for the six months ended June 30, 2023 (“Interim 2023”) were $5,611,496, a decrease of $26,704,442 from total revenues of $32,315,938 in the six months ended June 30, 2022 (“Interim 2022”). This decrease is primarily attributable to:

●	decreases in third-party COVID testing revenue, Clarifi COVID-19 test kit sales and lab testing revenue of $22,690,791, $4,847,961 and $1,463,896, respectively due primarily to the trajectory of the public response to the COVID-19 pandemic (see “Overview” above);

●	increase in wastewater testing of $1,113,395 related to expanded services in New York State;

●	increase of $816,029 in diagnostic services related to virtual care diagnostic services as AYA began generating revenue in August 2022 (see “Overview” above); and

●	an increase of $558,458 in revenue related to behavioral health services as FBH began generating revenue in April 2022 (see “Overview” above).

Cost of products sold decreased to $898,254 in Interim 2023, a decrease of $12,024,552 from $12,922,806 in Interim 2022, related to the decreases in third-party COVID testing revenue, Clarifi COVID-19 test kit sales and lab testing revenue. Accordingly, the company had gross profit of $4,713,242 in Interim 2023 compared with $19,393,132 in Interim 2022.

Operating Expenses

Selling and administrative expenses in Interim 2023 were $10,944,361, compared to $10,421,640 in Interim 2022, an increase of $522,721. The increase primarily relates to the increase in salaries and wages, employee benefits, which increased by $1,996,808 to $6,993,358 in Interim 2023 from $4,996,500 in Interim 2022 as the company hired both clinicians and support staff to launch and expand the autism related business (As You Are, Autism Analytica and Frazier Behavioral Health) which was offset by a reduction in lab related staff in correlation with the decrease in COVID-19 lab revenue; see “Overview” above. During this period stock option compensation decreased $834,792 due to timing of issuance of new stock options and professional fees, which primarily related to services used in conjunction with the company’s third-party insurance billing for COVID-19 testing services decreased by $1,210,307. Sales and marketing expense increased in this period by $1,173,875 related primarily to marketing efforts for the launch and continued expansion of AYA. There was also an increase in research and development expense of $102,639 driven by the company refocusing on its research pipeline once the COVID-19 saliva based business line began to wane; see “Trends” below.

Net (Loss) Income

The company had other income in Fiscal 2023 of $36,344 compared to other income of $349,161 in Interim 2022. The company’s other income in Interim 2023 consists of $152,717 of miscellaneous income items including income recognized related to certain refunds, rebates, and the company’s participation in the Start-Up New York Program, interest income of $52,128, offset by $168,501 of interest expense related to the company’s long-term debt obligations. The decrease in other income is due to the recognition in Interim 2022 of $295,775 of noncash grant income related to a one-time equipment use agreement with The Research Foundation for The State University of New York.

The company had deferred income tax benefit and income tax expense in Interim 2023 of $2,156,193 and $12,208, respectively, compared with deferred income tax expense and income tax expense in Interim 2022 of $2,208,749 and $274,897, respectively.

As a result of the foregoing factors, the company’s net loss was $6,107,918 in Interim 2023 compared with a net income of $6,056,393 in Interim 2022.

Liquidity and Capital Resources

As of June 30, 2023, the company’s cash and cash equivalents were $3,032,369. Historically, we had financed our operations primarily through the issuance of preferred stock, common stock, notes, debt, and research grants. In 2018, we converted our preferred stock into common stock. Beginning in September 2020 and through the first half of calendar year 2021, the company’s revenues related to COVID-19 testing and products. Beginning in July 2021, with the acquisition of two labs, the company began receiving revenues for testing services and under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) testing services are primarily billed to third-party insurers. During 2022 as the demand for COVID-19 testing waned the company acquired FBH and launched operations of AYA (see “Overview” above); both of which provide services that are primarily billed to third-party insurers. With the launch and growth of AYA and the growth of FBH, the company’s accounts receivable (net) increased by $1,455,573 to $2,867,506 as of June 30, 2023, from $1,411,933 as of December 31, 2022. The company entered into a $3,100,000 prepaid research support agreement during the fourth quarter of 2021, which based on the number of participants enrolled in the study during Interim 2023 resulted in capitalization of $1,046,283 and the decrease in prepaid expenses of $913,415 to $1,868,902 as of June 30, 2023 from $2,782,317 as of December 31, 2022. Cash and cash equivalents decreased by $10,850,018 to $3,032,369 as of June 30, 2023, from $13,882,387 as of December 31, 2022 primarily due to funding the rapid growth of As You Are, funding the research, development, and launch of Autism Analytica, and continued investment in the company’s research pipeline.

The company’s current liabilities remained relatively constant at $8,798,744 as of June 30, 2023 compared with $8,833,130 as of December 31, 2022.

The company currently has a loan from VEP Biotech Ltd, with a maturity date of October 2023, with an interest rate of 5%, and no required payment of principal or interest until maturity. The outstanding balances as of June 30, 2023, and December 31, 2022 (including principal and interest) were $6,285,944 and $6,132,628, respectively. The company believes that in March 2019, VEP Biotech Ltd. committed a material breach of its contractual obligations to the company under the terms of the note; accordingly, the company is evaluating the extent of its repayment obligations and other strategies related thereto.

On February 18, 2021, the company completed a raise that started in September 2020. The company issued $416,628 in 6% Convertible Notes that mature on August 25, 2025, which had an outstanding balance as of June 30, 2023, and December 31, 2022 (including principal and interest) of $474,631 and $462,235, respectively.

The company also obtained an SBA loan in May 2020, with a maturity date of May 2050, an interest rate of 3.75% and payments of $731 which began in December 2022, which had an outstanding balance as of June 30, 2023, and December 31, 2022 (including principal and interest) of $161,351 and $162,947, respectively.

The company has a line of credit with the borrowing capacity of $1,000,000 from Pathfinder Bank, at an interest rate of the greater of 5.375% or Bank Prime plus 1.375%. The interest rate was 9.625% and 8.375% at June 30, 2023 and December 31, 2022, respectively. The line of credit did not have a balance outstanding at June 30, 2023 and December 31, 2022. The line is secured by all the business assets of the company.

Trends

The company anticipates that that the majority of its revenue in 2023 and going forward will be ASD-related and generated by (i) the delivery of pediatric services through the As You Are virtual platform, (ii) the performance of clinical laboratory testing services through Quadrant Laboratories, (iii) commercial software sales and subscriptions through the Autism Analytica platform, and (iv) the delivery of behavioral health services through Frazier Behavioral Health. Ongoing COVID-19 related revenues are expected to be limited to wastewater specimen processing through Quadrant Wastewater Solutions; in response to demand from public health officials, the targets identified and quantified by Quadrant Wastewater Solutions has expanded beyond SARS-CoV-2 to include other human pathogens.

Since the end of the first half of 2023 through September 27, 2023, the company sold $8,075,000 from the sale of senior secured promissory notes. The company sold $5,150,000 of notes with a 12.5% coupon and 5% equity warrants and $2,925,000 of notes with a 14.5% coupon. The notes are secured with a first perfected security interest in payments and proceeds arising out of Quadrant’s biobank via a UCC1 filing, as well as accumulated net revenue from Quadrant Wastewater Solutions business. Proceeds of the notes are anticipated to be used to defease certain obligations and fund the continued growth of the company’s Autism Spectrum Disorder related businesses. The offering is continuing. A form of note, a form of warrant and the security agreement are attached as exhibits to this Report.

The company intends register its Common Stock during the first half of 2024. The company is evaluating different options. Becoming an SEC reporting company will make us incur additional costs and administrative burdens.

Below describes the company’s current and planned initiatives and our thoughts on them over the next couple of years:

COVID-19 Saliva Testing and Wastewater Surveillance

Beginning in 2020 and continuing into 2022 the company derived predominately all its revenue from COVID-19 related products and services. As discussed above, our remaining lab has continued to perform saliva based COVID-19 testing at reduced volumes and will continue to do so for the foreseeable future given the uncertain trajectory of COVID-19 and the related public response. The area of testing that continues to be strong into 2023 and likely beyond is wastewater surveillance testing which the company performs for many communities across New York State. In addition to the COVID-19 testing, the company has expanded surveillance testing capabilities to include additional viruses, including Polio, Norovirus, Monkeypox, Hepatitis A, Flu A/B, and RSV. The company plans to continue to expand the types and quantity of wastewater surveillance performed.

As the appetite for clinical testing for SARS-CoV-2 continues to wane, the company has shifted its focus to work surrounding Autism Spectrum Disorder and the research, development and commercialization of molecular diagnostics, therapeutics and related products and services.

Autism Spectrum Disorder

Through its work on autism spectrum disorder, the company intends to fill a gap in care existing in the United States as it currently takes on average three years from the time of a parent’s first concern to clinical diagnosis. Early clinical diagnosis is critical: with early diagnosis, children have access to evidence-based therapeutic interventions when they are most effective and with the best likelihood of achieving substantial cognitive gains. To begin to fill this need, during 2022 and into 2023, the company began implementing a multi-pronged approach to provide an array of products and services to improve care or facilitate improvements in care for children with developmental delays, including autism spectrum disorder. These products and services include clinical pediatric evaluation services through As You Are, clinical genetic testing services for the syndromic causes of ASD through Quadrant Laboratories, clinical- and education-based therapeutic services through Frazier Behavioral Health, and software solutions to facilitate the clinical diagnosis of ASD, predict of the type and frequency of services best suited to a patient’s needs, and monitor the efficacy of treatment over time.

Clarifi ASD

Quadrant Laboratories strives to improve diagnostic accuracy and patient access through the research, development, and commercial implementation of novel molecular assays for both clinical and public health applications. Quadrant started 2020 with sales of Clarifi ASD, having recently achieved regulatory approval for this test in 49 states as an LDT offered through a third-party laboratory. However, not long after the company began to introduce Clarifi ASD to pediatric healthcare providers, the world was besieged by the COVID-19 pandemic. Starting in early 2020, the company’s ability to access healthcare providers was greatly restricted by social distancing mandates which, in turn limited its ability to introduce Clarifi ASD to potential customers. In light of these impediments and in deference to the company’s concentration in COVID-19 testing products and services, the company temporarily removed the Clarifi ASD test from the market. However, during that time the company continued to implement its strategy to obtain broad insurance reimbursement for Clarifi ASD. Attaining a unique CPT® PLA code in 2020 was a major step toward this outcome. On Sept 21, 2020, the Centers for Medicare and Medicaid Services (“CMS”) released a preliminary payment rate determination of $1,755 for Clarifi ASD; this rate was finalized and became effective in January 2021. Further, Clarifi ASD achieved breakthrough device designation from the FDA in 2021. The company finalized its validation plan under the breakthrough device program for a future in-vitro diagnostic device submission with the FDA in June of 2023. The company is planning to re-validate Clarifi ASD and launch Clarifi ASD as a lab LDT during the second half of 2024.

Genetic Testing

In addition to the Clarifi ASD diagnostic test being developed, the company plans to offer a comprehensive panel of genetic tests built on whole-exome sequencing using patient saliva specimens to increase access to this type of testing. While genetic tests are not used clinically to diagnose autism, they serve as an adjunct following an autism diagnosis to better understand the condition and create a more targeted treatment plan. The genetic tests were launched in 2023 via a reference lab agreement while the company seeks approval for its in-house developed assays to be approved by the New York State Department of Health as a Laboratory Developed Test; as of the date hereof, the company’s Fragile X assay has been approved; further approvals are expected in the fourth quarter of 2023.

As You Are

During August 2022, the company launched a pediatric virtual clinic branded “As You Are” which specializes in autism diagnosis. The mission of As You Are is to establish a world-class virtual pediatric clinic that dramatically increases access to early autism diagnostic services. The company’s team of specialized pediatricians are providing an evaluation to diagnose in under 4 weeks. Currently, diagnostic services are offered in 43 states with expansion anticipated into all 50 states by November 2023. It is planned that during the fourth quarter of 2023 speech pathologists will augment the current diagnostic process in select states with a 50 state roll out anticipated in the first half of 2024. Additionally, with the establishment of its 50-state legal entity structure, interstate clinical credentialing processes and payor relations infrastructure in place, the company is exploring expanding the scope of services beyond the evaluation of children with developmental delays and ASD.

Autism Analytica

In August 2022, the company founded Autism Analytica LLC (“Autism Analytica”). Autism Analytica (“AA”) develops commercial software designed to facilitate the early identification and monitoring of children with neurodevelopmental challenges including those with autism spectrum disorder and related conditions and those without a specific neuropsychiatric disorder, predict the type and frequency of services needed, and monitor a child’s progress through treatment over time. AA’s software development plan is comprised of (i) clinical decisions support software, inclusive of ten parent/caregiver-completed, clinically validated, measures of a child’s strengths and challenges and the clinical compilation of these results (“Virtual IPM”), (ii) an objective, webcam-collected set of measures which utilizes gaze tracking, automated facial expression coding, proprietary stimuli, and AI/machine-learning algorithms to augment clinical decision making relative to neurodevelopmental conditions (“Neuro IPM”), and (iii) a diagnostic aid (“Autism IDx”). AA software is designed for use by clinicians evaluating and monitoring developmental and intervention progress in children with a broad range of neurobehavioral challenges and behavioral health specialists. Autism Analytica began generating revenue with the release of the first iteration of Virtual IPM in June 2023. Neuro IPM and Autism IDx are expected to launch by the first half of 2024.

Behavioral Health Services

To complement the work of Quadrant Laboratories and As You Are, Quadrant Biosciences acquired Frazier Behavioral Health effective April 1, 2022. FBH is a behavioral health clinic providing evidence-based therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. To best meet each child’s needs, wraparound clinical care is provided in the following areas: psychological services, behavioral services (i.e., Applied Behavioral Analysis therapy), speech and language therapy, sensory and daily living skills services and medication management. These disciplines are supplemented by FBH with school educational services and community inclusion. Currently, FBH is located in Cleveland, Ohio and anticipates adding preschool services to its existing location in the first quarter of 2024. The global neurodevelopmental challenges market is projected to grow from $1.93 billion in 2022 to $3.17 billion by 2029, at a compound annual growth rate of 7.4%. As such, beginning in 2025 it is anticipated that FBH will expand to other major cities in Ohio including Columbus, Cincinnati, Dayton and Akron.

Other Initiatives

Outside of the work focused on pediatric developmental delays and ASD, the company continues to build its research pipeline. This work includes the exploration of ways to further monetize existing products and processes. The company remains actively engaged in ongoing clinical research to develop a molecular diagnostic aid for mild traumatic brain injuries (mTBI); this work leverages the proprietary methods and intellectual property developed for Clarifi ASD. For mTBI, certain saliva-based biomarkers show promise for identifying the injury while others predict which patients will have persistent post-concussion symptoms. In September of 2020, the company received a $2.3 million Small Business Technology Transfer (“STTR”) grant from the National Institute of Health (“NIH”) related to this project. The company anticipates launching a laboratory developed test in mid-2025. Early pilot studies also show potential applications for Parkinson’s Disease, mild cognitive impairment, anorexia nervosa, and other neurological conditions.

Additionally, through our clinical laboratory work QLabs curated and owns one of the world’s largest biobanks, including over 617,000 saliva specimens from over 163,000 unique individuals. Specimens included in this biobank are appropriate for genetic and multi-omic discovery. These specimens, along with associated de-identified patient data, will allow QLabs to materially expand its research and development pipeline to include ADHD, depression, and diabetes, among other medical conditions. Relative to this biobank, the company is developing specific monetization strategies to help fund the growth of its ongoing operations, including the research and development of new products and services. The company believes that proceeds from these monetization strategies will far exceed the value currently represented on the balance sheet, which is at cost.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

6-Months Ended

June 30, 2023 and 2022

and Balance Sheet as of December 31, 2022

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2023	December 31,
	(Unaudited)	2022
Current Assets:
Cash and cash equivalents (amounts related to VIEs of $75,114 and $12,629, respectively)	$3,032,369	$13,882,387
Accounts receivable, net (amounts related to VIEs of $285,814 and $42,719, respectively)	2,867,506	1,411,933
Prepaid expenses	1,868,902	2,782,317
Other current assets	225,086	137,257
Inventories	1,706,217	1,554,754
Total Current Assets	9,700,080	19,768,648

Furniture and Equipment:
Furniture & equipment	2,047,275	1,949,648
Less: accumulated depreciation	430,037	283,278
Total Furniture and Equipment	1,617,238	1,666,370

Other Assets:
Deferred tax asset	3,968,970	1,812,777
Right-of-use lease asset	1,484,081	1,713,488
Goodwill	150,000	150,000
Software as service	16,537,561	13,383,996
Less: accumulated amortization	2,194,050	2,194,050
Total Other Assets	19,946,562	14,866,211

Total Assets	$31,263,880	$36,301,229

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 30, 2023	December 31,
	(Unaudited)	2022
Current Liabilities:
Accounts payable	$763,786	$926,151
Royalty payable	565,350	226,595
Contract liabilities	840	146,945
Current portion lease liability	486,296	492,712
Accrued payroll and related liabilities (amounts related to VIES of $53,035 and $39,612, respectively)	340,386	328,905
Accrued liabilities	347,370	570,422
Current portion of long-term debt	6,294,716	6,141,400
Total Current Liabilities	8,798,744	8,833,130

Long-Term Liabilities:
Lease liability, net of current portion	1,075,965	1,284,026
Convertible debt	474,631	462,235
Notes payable, net of current portion	152,579	154,175
Total Long-Term Liabilities	1,703,175	1,900,436

Stockholders’ Equity:
Common stock, par value $0.0001 per share,125,000,000 shares authorized, 88,994,360 and 89,009,360 issued and outstanding, respectively	8,899	8,901
Additional paid in capital	35,428,586	34,126,368
Accumulated deficit	(14,204,751)	(8,385,254)
Non-controlling interests	(470,773)	(182,352)
Total Stockholders’ Equity	20,761,961	25,567,663

Total Liabilities and Stockholders’ Equity	$31,263,880	$36,301,229

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

For the 6-Months Ended June 30,

	2023	2022
Revenues:
Testing services, net (amounts relating to VIEs of $306,691 and $0, respectively)	$3,134,864	$26,473,522
Product sales, net	1,874,521	5,609,087
Behavioral health services	602,111	43,653
Other revenue	-	189,676
Total Revenues	5,611,496	32,315,938
Cost of Products Sold	898,254	12,922,806
Gross Profit	4,713,242	19,393,132
Sales and Marketing Expenses	1,545,397	371,522
Research and Development Costs	511,731	409,092
Selling and Administrative Expenses:
Salaries and wages and related benefits (amounts relating to VIEs of $1,120,629 and $0, respectively)	6,993,358	4,996,550
Stock option compensation	1,417,578	2,252,370
Professional fees	515,315	1,725,622
Office expenses	858,051	704,977
Other expenses (amounts related to VIEs of $734 and $0, respectively)	1,013,301	655,640
Depreciation and amortization	146,758	86,481
Total Selling and Administrative
Expenses	10,944,361	10,421,640
(Loss) Income from Operations	(8,288,247)	8,190,878
Other Income (Expenses):
Other income	152,717	510,476
Interest income	52,128	2
Interest expense	(168,501)	(161,317)
Total Other Income	36,344	349,161
Net (Loss) Income Before Income Tax	(8,251,903)	8,540,039
Deferred Income Tax Benefit (Expense)	2,156,193	(2,208,749)
Income Tax Expense	(12,208)	(274,897)
Net (Loss) Income	(6,107,918)	6,056,393

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

(UNAUDITED)

For the 6-Months Ended June 30,

	2023	2022
Less: Net Loss Attributable to Non-Controlling Interests	(288,421)	-
Net (Loss) Income Attributable to Common Stockholders	$(5,819,497)	$6,056,393
Per share data:
Basic (loss) income, per common share	$(0.07)	$0.07
Diluted (loss) income, per common share	(0.07)	0.05
Shares used in computing net income per common share:
Basic	88,986,957	89,002,860
Diluted	88,986,957	110,948,310

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

6-Months Ended June 30, 2023 and 2022

	Common Shares	Common Stock Par Value	Additional Paid- in Capital	Accumulated Deficit	Non- Controlling Interests	Total
Balance, January 1, 2022	88,992,860	$8,900	$29,932,108	$(6,122,849)	$-	$23,818,159

Exercised stock options ($0.003 per share)	10,000	1	31	-	-	32
Stock option compensation	-	-	2,252,370	-	-	2,252,370
Stock issuance costs	-	-	(32,253)	-	-	(32,253)
Net income	-	-	-	6,056,393	-	6,056,393

Balance, June 30, 2022	89,002,860	$8,901	$32,152,256	$(66,456)	$-	$32,094,701

Balance, January 1, 2023	89,009,360	$8,901	$34,126,368	$(8,385,254)	$(182,352)	$25,567,663

Exercised stock options ($0.003 per share)	25,000	2	73	-	-	75
Purchase and retirement of treasury stock, at $2.06 per share	(40,000)	(4)	(82,396)	-	-	(82,400)
Stock option compensation	-	-	1,417,578	-	-	1,417,578
Stock issuance costs	-	-	(33,037)	-	-	(33,037)
Net income	-	-	-	(5,819,497)	(288,421)	(6,107,918)

Balance, June 30, 2023	88,994,360	$8,899	$35,428,586	$(14,204,751)	$(470,773)	$20,761,961

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

6-Months Ended June 30,

	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(6,107,918)	$6,056,393
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	146,758	86,481
Employee stock option compensation	1,417,578	2,252,370
Deferred tax benefit	(2,156,193)	1,564,598
Changes in accounts receivable	(1,455,573)	8,776,707
Changes in accounts payable	(162,365)	1,100,876
Changes in royalty payable	338,755	(2,876,059)
Changes in contract liabilities	(146,105)	(900,034)
Changes in accrued interest	164,116	161,115
Changes in inventories	(151,463)	160,301
Changes in right-of-use lease asset	229,407	78,794
Changes in lease liability	(214,477)	(53,995)
Changes in prepaid expenses and other current assets	825,586	(68,049)
Changes in accrued payroll and related liabilities	11,481	603,384
Changes in deferred tax liability	-	644,151
Changes in income taxes payable	-	88,168
Changes in accrued liabilities	(223,052)	(18,054)

Cash (Used in) Provided by Operating Activities	(7,483,465)	17,657,147

Cash Flows from Investing Activities:
Cash paid for purchases of fixed assets	(97,626)	(134,844)
Cash paid for goodwill	-	(150,000)
Payments of software development costs	(3,153,565)	(1,454,950)
Cash Used in Investing Activities	(3,251,191)	(1,739,794)

Cash Flows from Financing Activities:
Repurchase of stock	(82,400)	-
Proceeds from sale of stock and exercise of options, net of issuance costs	(32,962)	(32,221)
Cash Used In Financing Activities	(115,362)	(32,221)

Net Change in Cash	(10,850,018)	15,885,132

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

6-Months Ended June 30,

	2023	2022
Net Change in Cash	(10,850,018)	15,885,132

Cash, beginning of period	13,882,387	8,116,233

Cash, end of period	$3,032,369	$24,001,365

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$4,386	$-
Income taxes	67,634	164,500

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6-Months June 30, 2023 and 2022

A.	Summary of Significant Accounting Policies:

1.	Quadrant Biosciences Inc. (the “Company”, “Quadrant”) is a healthcare company dedicated to improving the lives of children and families by delivering innovative diagnostic, therapeutic, and virtual care solutions for global health priorities. Quadrant is comprised of five business units: Quadrant Laboratories, Quadrant Wastewater Solutions, As You Are, Frazier Behavioral Health and Autism Analytica.

Quadrant Laboratories (“QLabs”) performs COVID-19 testing, genetic testing, and engages in the research, development and commercialization of molecular diagnostics for certain public health priorities, including Autism Spectrum Disorder (“ASD”), mild-traumatic brain injuries (“mTBI”), Parkinson’s Disease (“PD”) and others. Quadrant Laboratories has curated and owns a biobank, including over 617,000 saliva specimens from over 163,000 unique individuals; specimens included in this biobank are appropriate for genetic and multi-omic discovery. QLabs operates through Quadrant Laboratories LLC.

Quadrant Wastewater Solutions (“QWS”) provides communities throughout New York State and the New York State Department of Health (“NYSDOH”) with weekly wastewater surveillance reporting on the presence and relative abundance of the SARS-CoV-2 virus in wastewater sampled from municipal treatment facilities. As of March 2023, QWS provided these services for approximately 90% of all counties in New York State. Additionally, QWS facilitates additional testing by the NYSDOH (including the phylogenetic classification of SARS-CoV-2 variants and genetic testing for other human pathogens) by providing extracted RNA from wastewater samples. QWS conducts business through Quadrant Viral Testing LLC.

As You Are (“AYA”) is a virtual pediatric clinic which launched in August 2022 and provides autism diagnostic evaluations for children 16 months to 10 years of age through telehealth appointments; AYA’s diagnostic process is facilitated by its proprietary evidence-based medicine platform. Currently, AYA serves families in forty states, including Alabama, Alaska, Arizona, California, Connecticut, Delaware, Florida, Georgia, Idaho, Iowa, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. AYA conducts business through two wholly-owned subsidiaries of Quadrant, Quadrant Medical Staffing LLC and Quadrant Virtual Care Management LLC; Quadrant Virtual Care Management LLC provides management services to As You Are Physicians PC, which employs physicians and leases those physicians to the billing entities. Those billing entities include Quadrant CA Virtual Pediatric Medical Care PC, Quadrant MI Virtual Care PC, Quadrant NJ Virtual Care PC, Quadrant PA Virtual Care PC, Quadrant RI Virtual Care PC, and Quadrant TX Virtual Care PA.

Frazier Behavioral Health LLC (“FBH”) delivers individualized therapy for neurodiverse children and adults with behavioral, social, communication, daily living, and educational deficits; their mission is to assist these individuals in becoming their best selves and create enhanced outcomes at home, at school and in the community. From their clinic in Cleveland, OH, and other locations convenient for patients, FBH provides evidence-based therapies and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. Quadrant Biosciences Inc. purchased Frazier Behavioral Health LLC through a Membership Interest and Purchase Agreement effective April 1, 2022. Quadrant Behavioral Staffing LLC and Quadrant Behavioral Care Management LLC were created to operate in conjunction with Frazier Behavioral Health LLC. Operations of Quadrant Behavioral Staffing LLC and Quadrant Behavioral Care Management LLC have not yet commenced.

Autism Analytica (“AA”) develops commercial software designed to facilitate the early identification of children on the autism spectrum, predict the type and frequency of services needed, and monitor a child’s progress through treatment over time. AA’s software is comprised of (i) clinical decisions support software, inclusive of ten parent/caregiver-completed, clinically validated, measures of a child’s strengths and challenges and the clinical compilation of these results (“Virtual IPM”), and (ii) an objective, clinical diagnostic aid which utilizes vision-tracking technology, proprietary stimuli, and AI/machine-learning algorithms to augment clinical decision making relative to ASD (“Neural IPM”). AA software is designed for use by clinicians diagnosing children with ASD and behavioral health specialists serving children with ASD. AA conducts business through the wholly-owned subsidiary of Quadrant, Autism Analytica LLC.

Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, and Quadrant Biosciences Canada Ltd are wholly owned subsidiaries which were dissolved in 2022.

Quadrant Biosciences Inc. is the sole owner of its subsidiaries Quadrant Laboratories LLC, Quadrant Viral Testing LLC, Quadrant Virtual Care Management LLC, Quadrant Medical Staffing LLC, Frazier Behavioral Health LLC, Quadrant Behavioral Staffing LLC, Quadrant Behavioral Care Management LLC, Autism Analytica LLC, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, and Quadrant Biosciences Canada Ltd.

2.	Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Quadrant Laboratories LLC, Quadrant Viral Testing LLC, Quadrant Virtual Care Management LLC, Quadrant Medical Staffing LLC, Frazier Behavioral Health LLC, Quadrant Behavioral Staffing LLC, Quadrant Behavioral Care Management LLC, Autism Analytica LLC, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, and Quadrant Biosciences Canada Ltd.

In addition to the Company and its wholly owned subsidiaries, As You Are Physicians PC, Quadrant CA Virtual Pediatric Medical Care PC, Quadrant MI Virtual Care PC, Quadrant NJ Virtual Care PC, Quadrant PA Virtual Care PC and Quadrant TX Virtual Care PA are consolidated in the consolidated financial statements as variable interest entities (“VIE”). The Company evaluates its ownership, contractual, and other interests in entities to determine if an entity qualifies as a VIE. These evaluations are complex and involve judgment. The Company has consolidated VIE’s which the Company has concluded it holds a contractual or ownership interest in and that the Company is the primary beneficiary of in the consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company has determined that based on the substance of various agreements, including management agreements, physician shareholder agreements, and stock transfer restriction agreements that the aforementioned physician practices qualify as VIE’s. The Company regularly reassesses whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

All intercompany balances and transactions have been eliminated in consolidation.

3.	Cash – For the purposes of cash flow disclosures, cash is defined as cash deposited in financial institutions and any investments that mature within three months or less from the initial purchase date.

4.	Furniture and Equipment – Furniture and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which range from 5 to 10 years. The Company has $26,989 in laboratory or office equipment received, but not in service as of June 30, 2023, all equipment received as of December 31, 2022 has been placed in service. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized. Depreciation expense is included in selling and administrative expenses. Depreciation expense for the 6-months ended June 30, 2023 and 2022 was $146,758 and $86,481, respectively.

5.	Inventories – Inventories consist of raw materials and supplies, and are stated at the lower of cost or market using the average cost method or net realizable value. Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of completion, disposal and transportation.

6.	Accrued Vacation – Employees are eligible to receive paid vacation time based on years of service. The vacation policy is a use it or lose it policy.

7.	Royalty Payable – The Company has an exclusive license with The Research Foundation for The State University of New York (the Foundation) for a COVID-19 Saliva Diagnostic. The Company paid to the Foundation a royalty of 50% of all net income as defined in the agreement through June 30, 2021. Under this agreement income is defined as COVID-19 related gross revenue received by the Company and its affiliates from third party customers, less, sales tax or duties actually paid, transportation costs actually paid, amounts credited or returned, cost of goods sold, commissions paid to sales representatives, patent costs paid by the Company, and product liability insurance premiums covering the licensed product. Effective July 1, 2021, the Company shall pay to the Foundation a royalty on COVID-19 related net sales at 10% for the quarter beginning July 1, 2021, through December 31, 2021 and decreasing by 2% until it reaches 6% for the period beginning July 1, 2022 through termination of the agreement, with certain specific exclusions. As of June 30, 2023, and December 31, 2022 the amount owed for royalty payments was $565,350 and $226,595, respectively. Royalty expense is included in cost of products sold. For the 6-months ended June 30, 2023 and 2022 the expense was $253,756 and $2,641,783, respectively.

8.	Income Taxes – The Company accounts for income taxes under FASB ASC 740-10. Deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets and liabilities. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized. See Note G.

The Company follows FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company determined it has no uncertain tax positions and therefore no amounts are recorded.

Commencing on July 24, 2015, the Company is a certified Start-Up New York business. As such the Company is exempt from New York franchise tax for 10 years due to their Start-Up New York locations.

9.	Research and Development Expenditures – Research and development expenditures of $511,731 and $409,092 for the 6-months ended June 30, 2023 and 2022, respectively, were expensed as incurred.

10.	Accounts Receivable – Accounts receivable are recorded at the invoiced amount less certain price concessions and do not bear interest. The Company’s accounts receivable is bifurcated between direct customers and third-party payers.

Direct customers represent the portion of the Company’s revenue and accounts receivable related to employers, schools and other entities where payment is received directly from the entity ordering the product or service. Accounts receivable for customers are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on an ongoing basis. Past due balances for client payers are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There has been no allowance established for potential losses on direct customer accounts receivable.

Third-party payers represent the portion of the Company’s revenue and accounts receivable related to Medicare, Medicaid, and commercial insurance companies. Third-party payer revenue and accounts receivable is recorded net of explicit and implicit price concessions which are based on healthcare industry trends and regulations, current economic conditions, and aging of accounts. The Company reviews its allowances for the explicit and implicit price concessions on an ongoing basis. The Company has contracted with a medical billing company that provides billing services for the laboratories and another medical billing company that provides billing services for behavioral health services.

The Company does not have any off-balance-sheet credit exposure related to its customers.

11.	Prepaid Expenses – Prepaid expenses primarily consist of prepaid expenses related to various insurances and agreements over a period of time. In 2021 the Company entered into a research support agreement under which the contracting entity will use its best efforts to recruit and coordinate participation in a study for the Company. In exchange the Company provided prepaid research funding of $3,100,000 during the fourth quarter of 2021 and will provide up to an additional $3,097,000 through October 31, 2023, based on certain participation milestones being met. During the 6-months ending June 30, 2023, the Company capitalized as software $1,046,283 of the prepaid research funding recorded based on the number of participants enrolled in the study.

12.	Other Current Assets – In late 2021 the Company began a project to build a legally compliant large-scale biodepository and initiated the systematic curation of its “Project Silver Linings” Biobank and data repository. At December 31, 2021, other current assets represent the capitalization of the biobank samples and the related costs of storage. During 2022, it was determined that the biobanking project was viable and ready to be sold and marketed. Therefore, during the fourth quarter of 2022 $792,768 and $359,857 of the capitalized costs were reclassed as inventory and property and equipment, respectively.

13.	Concentration of Business Risk – For the 6-months ended June 30, 2023 and 2022, 100% of lab testing revenue was to one customer and 98% and 45%, respectively, of wastewater sales was to a different singular customer.

14.	Advertising and Promotion – The Company expenses all advertising costs. Advertising expenses totaled $1,545,397 and $371,522 for the 6-months ended June 30, 2023 and 2022, respectively.

15.	Sales Tax – Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects the required sales tax from customers and remits the entire amount to the respective states. The Company’s policy is to exclude the tax collected and remitted from revenues and expenses and record a liability for the tax at the time of invoicing.

16.	Stock-Based Compensation – The Company accounts for stock options under the provisions of ASC 718 Stock Compensation. For options granted in 2023 and 2022, compensation expense is recognized over the requisite service periods of the option agreements based on their fair value computed under Black-Scholes option-pricing model. See Note F.

17.	Estimates and Assumptions – Management of the Company uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

18.	Shipping Costs – Shipping costs that are non-reimbursable are included in cost of goods sold or office expenses based on the nature of the items shipped.

19.	Grant Revenue – The Company evaluates terms and conditions of individual grants to determine whether they meet the characteristics of an exchange transaction or a nonexchange transaction. Revenue from grants that are determined to be exchange transactions are recognized according to ASC 606. Revenue from grants that are nonexchange transactions are recognized over the period of performance, to match the revenue with the related expenses in a systematic manner. For the 6-months ended June 30, 22, the Company recognized revenue within other revenue on a grant from National Institute of Mental Health (NIH), which was classified as a nonexchange transaction, of $189,676. No grant revenue was recognized in the 6-months ended June 30, 2023.

During the fourth quarter of 2021, the Company entered an equipment use agreement with The Foundation, acting on behalf of the University at Buffalo. This equipment use agreement provides that the Foundation will contribute resources to the Company valued at up to $500,000 by way of a grant with ownership of the equipment transferring to the Company at the end of the agreement period, provided the Company meets certain performance milestones. The monthly payments due under the agreement will be deferred and forgiven for meeting performance milestones. Under the agreement, $492,120 of equipment was recorded in furniture and equipment during 2021. As of June 30, 2022 the performance milestones have been met and the entire liability has been forgiven. As neither the acquisition of the equipment nor the corresponding liability represented a source or use of cash, these activities have been excluded from the consolidated statements of cash flows.

20.	Earnings Per Share – The Company presents basic earnings per share (“EPS”), computed based on the weighted average number of common shares outstanding for the period, and when applicable diluted EPS, which gives the effect to all dilutive potential shares outstanding (i.e. options, convertible debt) during the period after restatement for any stock dividends. Income or loss used in the EPS calculation is net income or loss for each year. There are outstanding dilutive stock options and convertible debt for the 6-months ended June 30, 2023 and 2022, of 19,143,688 and 21,945,450, respectively. The dilutive stock options and convertible debt for the period ended June 30, 2023 have not been included for 2023 due to being antidilutive.

The following table illustrates the computation of basic and diluted EPS for the 6-months ended June 30, 2023, and 2022.

	For the Period Ended June 30, 2023
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Income from continuing operations	$(5,819,497)
Basic EPS
Income available to common stockholders	(5,819,497)	88,986,957	$(0.07)
Effect of Dilutive Securities
Common stock options		19,103,052
Convertible debt		40,636
Diluted EPS
Income available to common stockholders and assumed conversions	$(5,819,497)	108,130,645	$(0.05)

	For the Period Ended June 30, 2022
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Income from continuing operations	$6,056,393
Basic EPS
Income available to common stockholders	6,056,393	89,002,860	$0.07
Effect of Dilutive Securities
Common stock options		21,920,018
Convertible debt		25,432
Diluted EPS
Income available to common stockholders and assumed conversions	$6,056,393	110,948,310	$0.05

21.	Impairment of Long-Lived Assets – The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairment was recorded for the 6-months ended June 30, 2023, and 2022.

22.	Software – In accordance with authoritative accounting guidance, costs related to the development of internal use software are evaluated based upon the development stage of the software and expensed or capitalized based upon this evaluation.

Expenses are reviewed on a quarterly basis for inclusion in the software as service capitalization and include but are not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects. The capitalized costs are amortized over the estimated lives of the products, which is generally three years. See Note E.

23.	Leases – The Company has recognized right-of-use assets and lease liabilities resulting from operating and finance leases where the Company is the lessee, as described in Note C. The Company has made an accounting policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less unless the company has the ability and intent to extend the lease beyond a 12-month term.

24.	Revenue from Contracts with Customers – All of the Company’s revenue from contracts with customers are in the scope of ASC 606 and are included in revenues on the Consolidated Statements of Operations. Revenue is measured based on consideration specified in a contract with a customer, less any explicit or implicit price concessions. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. No incremental contract costs are incurred in obtaining contracts.

Taxes assessed by a governmental authority that are both imposed on and concurrent with specific revenue-producing transactions, that are collected by the Company from a customer, are excluded from revenue. See Note B.

25.	Related Party Transactions – The Company did not have any significant related party transactions for the 6-months ended June 30, 2023, and 2022.

B.	Revenue from Contracts with Customers:

Performance Obligations and Significant Judgments

The following is a description of the Company’s performance obligations from contracts with customers accounted for under ASC 606:

Testing services – Testing services consist of diagnostic tests and assessments performed by the Company using its Clarifi COVID-19 Saliva Test in its CLIA and CLEP laboratories and its ClearEdge technology. The Company recognizes revenue at the time the service is provided. Third-party payers being billed for certain COVID-19 tests are billed once the testing service is complete. Other customers at times prepay for testing services. The revenues are deferred in contract liabilities on the Consolidated Balance Sheet and recognized as testing services revenue at the time of performance.

Wastewater testing – In 2020, the Company began offering testing services to analyze wastewater across New York State for the COVID-19 virus and has since expanded offerings to test for additional pathogens. The Company recognizes revenue in net product sales at the time the test results are delivered to the customer. Customers are invoiced for these services upon delivery of test results and recorded in accounts receivable until payment is received.

Clarifi COVID-19 test kit sales – In 2020, the Company, along with SUNY Upstate, developed a saliva test to detect the COVID-19 virus. The Company recognizes revenue at the time the test kits are shipped to the customer. Customers pay for the test kits at the time of order. The payments are deferred in contract liabilities on the Consolidated Balance Sheet and recognized in net product sales at the time of performance. For test kits sold to camps, counties, and private businesses a portion of revenue is recognized when the swabs are shipped with the remaining revenue being recognized as test results are delivered.

Third-party COVID testing revenue – In 2021, the Company began performing certain COVID-19 laboratory testing services that in accordance with the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) are billed to third-party insurers. Under the CARES Act if an individual is uninsured Quadrant will bill and receive reimbursement as administered through Health Resources and Services Administration (HRSA). HRSA stopped accepting claims for testing on March 22, 2022. The third-party payers are billed at the Company's established list price and revenue is recorded net of contractual discounts. The Company’s sales are recorded based upon reimbursement amounts as required under the CARES Act and historical reimbursement experience. In addition to contractual discounts, other adjustments including anticipated payer denials are considered when determining revenue. Any remaining adjustments to revenue are recorded at the time of final collection and settlement. These adjustments are not material to the Company’s results of operations in the 6-months ending June 30, 2023 and 2022.

Behavioral Health Services – In 2022, through the acquisition of Frazier Behavioral Health LLC the Company began providing behavioral health services including therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. The Company’s behavioral health service revenues are recorded based upon historical reimbursement experience. In addition to contractual discounts, other adjustments including anticipated payer denials are considered when determining revenue. Any remaining adjustments to revenue are recorded at the time of final collection and settlement. These adjustments are not material to the Company’s results of operations in the 6-months ending June 30, 2023 and 2022.

Diagnostic Services – The Company launched a virtual care clinic in August 2022 under the branding “As You Are” to provide autism diagnostic services. The Company’s diagnostic service revenues are recorded based upon the established Medicaid fee schedule in the state that the visit occurred as well as historical reimbursement experience. In addition to contractual discounts, other adjustments including anticipated payer denials are considered when determining revenue. Any remaining adjustments to revenue are recorded at the time of final collection and settlement. These adjustments are not material to the Company’s results of operations in the period ending June 30, 2023.

Disaggregation of Revenues

The following table presents the Company’s sources of net revenues, disaggregated by major product and service lines, and timing of revenue recognition for the 6-months ended June 30,

Major products/service lines	6/30/2023	6/30/2022
Third-party COVID testing revenue	$2,313,939	$25,004,730
Clarifi COVID-19 test kit sales	222,836	5,070,797
Lab testing revenue	4,896	1,468,792
Wastewater testing	1,651,685	538,290
Behavioral health services	602,111	43,653
Diagnostic services	816,029	-
	$5,611,496	$32,126,262

All revenue is recognized at a point in time.

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers

	6/30/2023	12/31/2022
Receivables, which are included in "Accounts receivable"	$2,867,506	$1,411,933

Contract liabilities	840	146,945

Full payment on test kits is due at the time of shipment, unless specified within the contract, and full payment on wastewater tests is due at the time of delivery of test results. Receivables represent the Company’s unconditional rights to such consideration.

Contract liabilities represent advance consideration received from customers related to Clarifi COVID-19 test kit sales. Certain lab testing is typically included with the sale of COVID-19 test kits and the revenue allocated to the lab testing performance obligation is recognized by the Company when the testing is completed. Additionally, at times customers prepay for return shipping of the Clarifi COVID-19 tests and the Company recognizes the related revenue when shipping occurs.

Significant changes in the contract liabilities balances during the periods ended are as follows:

	6/30/2023	12/31/2022
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(173,706)	$(1,910,078)
Increases due to cash received, excluding amounts recognized as revenue during the period	27,600	145,945

Allocation of Transaction Price to Remaining Performance Obligations

Estimated revenues expected to be recognized in the future relating to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2023 and December 31, 2022 are $840 and $146,945 respectively. Unsatisfied (or partially satisfied) performance obligations mainly consist of prepayments for Clarifi COVID-19 test kits. The Company expects to recognize all the revenue from the remaining performance obligations as of June 30, 2023 and December 31, 2022 in 2023.

C.	Lease Commitments:

The Company has entered into several lease arrangements. Specifically, the Company has operating leases for lab space, warehouse space, and office space in Syracuse, NY, Buffalo, NY, Mayfield Heights, OH and San Antonio, TX. Additionally, there are two finance lease arrangements for equipment in Syracuse, NY.

The Company has elected the practical expedient related to short term leases for office space rentals. One of the Company’s office space leases include optional renewal periods. The Company considers the renewal reasonably certain of being exercised.

The provisions of the Company’s leases include both fixed rental payments and lease payments that increase at pre-determined dates. The Company has elected the practical expedient not to separate lease and non-lease components for all leases.

During the 6-months ended June 30, 2023 and 2022, rent expenses were recognized associated with operating and finance leases as fixed rent expense of $359,680 and $172,394, respectively.

Amounts recognized as right-of-use assets related to operating and finance leases are included in other assets, while related lease liabilities are shown as current liabilities and long-term liabilities. As of June 30, 2023 and December 31, 2022, right-of-use assets and lease liabilities relating to leases were as follows:

	6/30/2023	12/31/2022
Operating lease right-of-use assets	$1,074,181	$1,212,500
Finance lease right-of-use assets	409,899	500,988
Operating and finance lease liabilities:
Current portion of operating lease	306,725	303,140
Current portion of finance lease	179,571	189,572
Operating lease liability, net of current	808,067	940,648
Finance lease liability, net of current	267,898	343,378

During the 6-months ended June 30, 2023 and 2022, the Company had the following cash and non-cash activities associated with operating and finance leases:

	6/30/2023	6/30/2022
Cash paid for amounts included in the measurement of lease liabilities-Operating cash flows:
from operating leases	$124,211	$117,977
from finance leases	51,797	47,087
Additions to right-of-use assets obtained from:
New operating lease liabilities	19,459	-
New finance lease liabilities	-	-

The future minimum annual payments due under operating and finance leases as of June 30, 2023 are as follows:

	Operating	Financing
2023 (remainder of year)	$199,812	$102,114
2024	373,089	204,227
2025	297,896	161,017
2026	204,303	-
2027	193,893	-
	$1,268,993	$467,358

Amortization of finance lease right-of-use assets was $103,736 and $42,038 for the 6-months ended June 30, 2023, and 2022, respectively.

As of June 30, 2023, and 2022, the weighted-average remaining lease term for all operating leases is 3.49 and 2.77 years, respectively. As of June 30, 2023 and 2022, the weighted-average remaining lease term for the finance lease is 2.29 and 3.33 years, respectively.

When the Company does not have access to the rate implicit in the lease, the incremental borrowing rate is utilized as the discount rate. The weighted-average discount rate associated with operating leases as of June 30, 2023 and 2022 is 7.39% and 3.25%, respectively. The weighted average discount rate associated with the finance lease as of June 30, 2023 and 2022 is 6.73% and 5.67%, respectively.

D.	Inventories:

Inventories consisted of the following:

	6/30/2023	12/31/2022
Clarifi COVID-19
Testing supplies	$211,616	$224,837
Project Silver Lining
Biobank Samples	1,473,565	1,291,649
Wastewater
Testing supplies	21,036	38,268
	$1,706,217	$1,554,754

E.	Software as Service:

The Company capitalized software costs of $1,505,980 and $1,454,950 for the 6-months ended June 30, 2023 and 2022, respectively.

There was no amortization of capitalized software costs for the 6-months ended June 30, 2023 and 2022. The Company has software development costs of $10,590,073 for which amortization has not started as the software has not yet been placed in service as of June 30, 2023. Amortization expense is included in cost of goods sold. There will be no amortization of capitalized software costs until software is placed into service or back into service.

F.	Stock Option Plan:

Under the Company’s 2016 Equity Incentive Plan (the Plan), the Company, at the discretion of the board of directors, may issue stock awards for shares of the Company’s common stock. The board may, in its discretion, determine restrictions and conditions on the exercisability of the stock options and stock purchase rights. No option shall be exercisable after expiration of ten years from the date it was granted. Shares issued for exercised options are newly-issued from shares authorized. 34,000,000 common stock options have been authorized for the Plan.

The price of common stock covered by any option granted under the Plan shall be determined by the board at the time such option is granted, provided, however, that in the case of incentive stock options the option price shall not be less than the fair market value of the common stock on the date granted. No options have been granted for less than 100% of the fair market value of common shares at the date of option grant. Vesting periods for these awards generally range from under one year to three years. The fair value of the awards is determined and fixed on the grant date based on the Company’s most recent stock valuation report. The stock valuation report is a IRS Code Section 409A estimation of fair value report prepared by a qualified outside party. The traditional valuation techniques and methodologies used in determining the fair market value include market, income and cost valuation approaches. Changes in the assumptions made in the valuation may contribute to significant changes in the fair market value of the underlying stock during the period. This estimation of fair value is considered highly complex and subjective.

The Company’s calculation for the stock awards under its stock-based compensation arrangements was made using the Black-Scholes model with the following assumptions:

	6/30/2023	6/30/2022
Dividend yield	0%	0%
Volatility	60.00%	60.00%
Discount rate	4.21%	1.51%
Expected life	5.77	5.77
Fair value of common stock per share	$2.92	$4.42
Expected rate of forfeitures	0.00%	0.00%

Management’s policy is to account for forfeitures as they occur.

A summary of the status of the Company’s stock option plan as of June 30, 2023 and 2022 is presented below:

Fixed Options	Shares	Average
December 31, 2021	27,387,051	0.873
Forfeited	(105,000)	2.667
Exercised	(10,000)	0.003
Granted	2,212,781	4.420
June 30, 2022	29,484,832	1.133

December 31, 2022	29,291,031	1.155
Forfeited	(296,537)	2.793
Exercised	(25,000)	0.003
Granted	47,848	2.920
June 30, 2023	29,017,342	1.143

Exerciseable:
June 30, 2023	26,345,376

The weighted-average grant-date fair value of options granted during the 6-months ended June 30, 2023 and 2022, was $1.66 and $2.43.

A summary of the status of the Company’s nonvested shares as of June 30, 2023 and the changes during the 6-months then ended is presented below.

		Weighted
		Average
		Grant-Date
Nonvested shares	Shares	Fair Value
Nonvested at January 1, 2023	4,557,335	$2.05
Granted	47,848	1.71
Vested	(1,848,755)	1.76
Forfeited	(84,463)	2.35
Nonvested at June 30, 2023	2,671,965	$2.19

Total compensation cost related to nonvested awards not yet recognized is $4,519,816 as of June 30, 2023. It is expected to be recognized over the weighted-average period of .81 years. Stock option compensation of $1,417,578 and $2,252,370 was recognized for the periods ending June 30, 2023 and 2022, respectively.

G.	Income Taxes:

The components of the expense for income taxes in the accompanying Consolidated Statements of Income are as follows:

	6/30/2023	06/30/2022
Current:
Federal	$-	$(252,668)
State	(12,208)	(22,229)
	(12,208)	(274,897)
Deferred:
Federal	1,665,882	(1,643,009)
State	490,311	(565,740)
	2,156,193	(2,208,749)
Tax benefit (expense)	$2,143,985	$(2,483,646)

The components of the expense (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate for the 6-months ended June 30, 2023 and 2022 are as follows:

	6/30/2023		06/30/2022
	Amount	%	Amount	%
Statutory tax rate	$(2,087,731)	25.3%	$2,160,630	25.3%
Permanent differences	(56,254)	0.7%	323,016	3.8%
	$(2,143,985)	26.0%	$2,483,646	29.1%

The temporary differences which give rise to deferred tax assets and (liabilities) at June 30, 2023 and December 31, 2022 are as follows:

	6/30/2023	12/31/2022
Accelerated depreciation	$(148,974)	$(141,683)
Other assets	(2,135,227)	(2,057,325)
Charitable contribution carryovers	4,289	8,761
Stock option compensation	1,408,669	1,280,880
Research and development tax credit carryforward	716,965	393,858
NOL carryforward	4,123,248	2,328,286
Net deferred tax position	$3,968,970	$1,812,777

There was no adjustment to the valuation allowance for the Company for the period or year ended June 30, 2023, and December 31, 2022, respectively.

The temporary differences which give rise to deferred tax assets and (liabilities) at the VIEs as of June 30, 2023, and December 31, 2022 are as follows:

	6/30/2023	12/31/2022
NOL carryforward	144,882	$48,522
Valuation allowance	(144,882)	(48,522)
Net deferred tax position	$-	$-

As required by FASB ASC 740 the Company has evaluated the positive and negative evidence bearing upon the realization of its net deferred tax assets. The Company has determined that, at this time, it is more likely than not that the Company will realize all of the benefits of federal and state net deferred tax assets, and, as a result, there is no established allowance valuation. The VIEs have determined that, at this time, it is more likely than not that the VIEs will not realize all of the benefits of federal and state net deferred taxes, and, as a result, there is a full valuation allowance recorded. The research and development tax credit carryforwards and NOL carryforwards generated through June 30, 2023 for the Company, of approximately $715,000 and $15,320,000, respectively, expire at various time through 2039. Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company had a change of control during 2015, which limits the amount of Federal NOL that can be used per year going forward from the NOLs created prior to the change in control. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2019 through December 31, 2022. The Company has no uncertain tax positions. As of June 30, 2023, and December 31, 2022 there is no accrual for interest or penalties related to uncertain tax positions.

H.	Pension Plan:

The Company partners with a professional employer organization to offer a defined contribution retirement plan. All employees are eligible to participate and receive a 3% non-elective company contribution beginning after 90 days of employment on the first day of the subsequent quarter. Company contributions totaled $204,267 and $150,613 for the 6-months ended June 30, 2023 and 2022, respectively.

I.	Line of Credit:

The Company has a line of credit with a borrowing capacity of $1,000,000 at an interest rate of greater of 5.375% or Bank Prime plus 1.375%. The interest rate at June 30, 2023 and December 2022 was 9.625% and 8.375%, respectively. The line of credit did not have a balance outstanding at June 30, 2023 and December 31, 2022.

This line of credit was secured by all the business assets of the Company and certain of the personal assets of Richard Uhlig, the Company’s Chairman and CEO. As compensation, Richard Uhlig received 6,480,683 stock options in 2018 with a value of $1,555,364 based on the Black-Scholes model calculation. The personal Guarantee of the CEO was released on November 17, 2022.

J.	Long-Term Debt:

Long-term debt consists of the following as of June 30, 2023 and December 31, 2022:

	6/30/2023	12/31/22
Loan from VEP Biotech Ltd, with a maturity date of October 2023, an interest rate of 5%, and no required payment of principal or interest until maturity.	$6,285,944	$6,132,628

Convertible debt, with a maturity date of August 2025, and interest rate of 6% and no required payment of principal or interest until maturity or conversion.	474,631	462,235

SBA Economic Injury Disaster loan, with a maturity date of May 2050, an interest rate of 3.75%, and payments of $731 that began in December 2022.	161,351	162,947
	6,921,926	6,757,810
Less: current portion	6,294,716	6,141,400
	$627,210	$616,410

Future minimum annual debt payments are as follows:

2023 (remainder of year)	$6,290,330
2024	8,772
2025	483,403
2026	8,772
2027	8,772
Thereafter	121,877
$6,921,926

Accrued interest included in the outstanding loan balance due to VEP Biotech, Ltd. was $1,285,944 and $1,132,628 for the periods ending June 30, 2023 and December 31, 2022, respectively.

Accrued interest included in the outstanding loan balance due to convertible debt holders was $58,003 and $45,607 for the periods ending June 30, 2023 and December 31, 2022, respectively.

Convertible debt is convertible to common stock upon qualified financing, maturity or change in control the conversion is based upon the most recent price per share multiplied by 0.8.

Accrued interest included in the outstanding loan balance due to the SBA was $11,351 and $12,948 for the periods ending June 30, 2023 and December 31, 2022, respectively.

K.	Concentration of Credit Risk:

The Company may, at times, have cash on deposit in financial institutions in excess of FDIC or NCUA insured amounts.

L.	Reclassification:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes in order to conform with the presentation in the current year consolidated financial statements.

M.	Legal Matters:

The Company may, from time to time, be involved in litigation arising in the ordinary course of business which may be expected to be covered by insurance. The Company is not aware of any pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Laws and regulations governing Medicare, Medicaid and other federal healthcare programs are complex and subject to interpretation. Management believes that it is following all applicable laws and regulations in all material respects. However, compliance with such laws and regulations can be subject to future government review and interpretation.

N.	Coronavirus (COVID-19):

Throughout 2022 and into 2023 there continues to be uncertainty related to COVID-19 for the Company, particularly as it relates to the Company’s Clarifi COVID-19 business line. Globally, the continued uncertainty is caused by new COVID-19 variants, public health policy and regulations, and supply chain constraints.

O.	Subsequent Events:

The Company has evaluated subsequent events through September 21, 2023, the date which the financial statements were available for issue.

The Company is in the process of raising between $25 million and $35 million through a senior secured promissory note. Note participants can choose between receiving 12.5% coupon and 5% equity warrants or 14.5% coupon. Through September 21, 2023, the Company has received $8,075,000 in proceeds from the senior secured promissory note.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended (1)

2.2	Bylaws

4	Form of subscription agreement (1)

6.1	2016 Equity Incentive Plan (1)

6.2	Amended and Restated Stockholders’ Agreement (1)

6.3	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Autism Spectrum Disorder) dated April 5, 2018 (1)

6.4	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Traumatic Brain Injury) dated April 5, 2018 (1)

6.5	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Parkinson’s Disease) dated April 5, 2018 (1)

6.6	Exclusive License Agreement between the Research Foundation for The State University of New York and Quadrant Biosciences Inc. (COVID-19 Saliva Diagnostic) dated August 7, 2020 (2)

6.7	First Amendment to the Exclusive License Agreement between the Research Foundation for The State University of New York and Quadrant Biosciences Inc. (COVID-19 Saliva Diagnostic) (3)

6.8	Research Support Agreement between Autism Speaks Inc. and the company dated November 12, 2021 (3)

6.9	Form of Secured Promissory Note

6.10	Form of Warrant

6.11	Security Agreement dated June 30, 2023 with Acquiom Agency Services LLC

(1) Filed as an exhibit to the Quadrant Biosciences Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11155)

(2) Filed as an exhibit to the Quadrant Biosciences Inc. Annual Report on Form 1-K filed on April 29, 2021

(3) Filed as an exhibit to the Quadrant Biosciences Inc. Annual Report on Form 1-K filed on April 29, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, New York, on September 27, 2023.

QUADRANT BIOSCIENCES INC.

By	/s/ Richard Uhlig
Name: Richard Uhlig
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Uhlig	Date: September 27, 2023
Richard Uhlig
Chief Executive Officer

/s/ Richard Bongo	Date: September 27, 2023
Richard Bongo
Chief Financial Officer, Principal Accounting Officer